

March 16, 2011

Dr. Ronald L. Shape, Ed. D.
Chief Executive Officer
National American Holdings, Inc.
5301 South Highway 16, Suite 200
Rapid City, SD 57701

> **Re:** **National American University Holdings, Inc.**
> **Form 10-K**
> **Filed August 18, 2010**
> **Definitive Proxy Statement**
> **Filed September 27, 2010**
> **File No. 001-34751**

Dear Dr. Shape:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (605) 721-5241</u>
Samuel Kerr
General Counsel